                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 4)*



                               Prize Energy Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    74267L106
                                 (CUSIP Number)

                              Richard L. Covington
                      125 E. John Carpenter Fwy., Suite 600
                                Irving, TX 75062
                                 (972) 432-1440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            NATURAL GAS PARTNERS III, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

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(6)   Citizenship or Place of Organization  NATURAL GAS PARTNERS III, L.P. IS A
                                            LIMITED PARTNERSHIP FORMED UNDER THE
                                            LAWS OF THE STATE OF DELAWARE

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      Number of         (7)      Sole Voting Power                       625,025
      Shares Bene-      --------------------------------------------------------
      ficially          (8)      Shared Voting Power                           0
      Owned by          --------------------------------------------------------
      Each              (9)      Sole Dispositive Power                  625,025
      Reporting         --------------------------------------------------------
      Person With       (10)     Shared Dispositive Power                      0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       625,025

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                   4.52%

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(14)  Type of Reporting Person (See Instructions)                             PN

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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            RAINWATER ENERGY INVESTORS, L.P.

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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

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(6)   Citizenship or Place of Organization  RAINWATER ENERGY INVESTORS, L.P. IS
                                            A LIMITED PARTNERSHIP FORMED UNDER
                                            THE LAWS OF THE STATE OF DELAWARE

================================================================================

      Number of         (7)      Sole Voting Power                    625,025(1)
      Shares Bene-      --------------------------------------------------------
      ficially          (8)      Shared Voting Power                           0
      Owned by          --------------------------------------------------------
      Each              (9)      Sole Dispositive Power               625,025(1)
      Reporting         --------------------------------------------------------
      Person With       (10)     Shared Dispositive Power                      0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    625,025(1)

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                   4.52%

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(14)  Type of Reporting Person (See Instructions)                             PN

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(1) Solely in its capacity as sole general partner of Natural Gas Partners III, L.P.

CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            GFW III, L.L.C.

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(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

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(6)   Citizenship or Place of Organization  GFW III, L.L.C. IS A LIMITED
                                            LIABILITY COMPANY FORMED UNDER THE
                                            LAWS OF THE STATE OF DELAWARE

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      Number of         (7)      Sole Voting Power                    625,025(1)
      Shares Bene-      --------------------------------------------------------
      ficially          (8)      Shared Voting Power                           0
      Owned by          --------------------------------------------------------
      Each              (9)      Sole Dispositive Power               625,025(1)
      Reporting         --------------------------------------------------------
      Person With       (10)     Shared Dispositive Power                      0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    625,025(1)

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                   4.52%

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(14)  Type of Reporting Person (See Instructions)                             OO

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(1) Solely in its capacity as sole general partner of Rainwater Energy Investors, L.P. which is the sole general partner of Natural Gas Partners III, L.P.

This Amendment No. 4 amends Schedule 13D filed with the Securities and Exchange Commission on November 6, 1998, as amended on February 17, 2000, on April 10, 2000 and on September 28, 2000, by Natural Gas Partners III, L.P. ("NGP"), Rainwater Energy Investors, L.P. ("REI") and GFW III, L.L.C. ("GFW") (collectively, NGP, REI and GFW are referred to herein as "Reporting Persons"), to correct a typographical error in Item 5 (a) and (b) of the amendment filed on September 28, 2000 (the "Prior Filing"). Items 1, 2, 3, 4, 5(c)-(e), 6 and 7 of the Prior Filing and the Exhibit Index thereto all remain unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) NGP is the beneficial owner of 625,025 shares of the Common Stock which represents 4.52% of the outstanding shares of the Common Stock. Each of REI, in its capacity as the sole general partner of NGP, and GFW, in its capacity as the sole general partner of REI, is deemed to be an indirect beneficial owner of the 625,025 shares of the Common Stock beneficially owned by NGP. NGP which acts through its sole general partner REI, which acts through its sole general partner GFW, has the sole power to vote and dispose of such 625,025 shares, subject, however, to the Over-Allotment Option (as described in Item 6 of the Prior Filing).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: September 28, 2000               NATURAL GAS PARTNERS III, L.P.

                                       By: Rainwater Energy Investors, L.P., its
                                       Sole General Partner
                                       By: GFW III, L.L.C., its Sole General
                                       Partner


                                       By:   /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh, Authorized Member


Date: September 28, 2000               Rainwater Energy Investors, L.P.
                                       By: GFW III, L.L.C., its Sole General
                                       Partner


                                       By:    /s/ Kenneth A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh, Authorized Member


Date: September 28, 2000               GFW III, L.L.C.



                                       By:      /s/ Kenneth  A. Hersh
                                          --------------------------------------
                                          Kenneth A. Hersh, Authorized Member